June 16, 2008

VIA FACSIMILE AND EDGAR SUBMISSION
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(202) 772-9202


Division of Corporation Finance
Securities and Exchange Commission
Attn: Linda Cvrkel
Branch Chief Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010


Re:      Pope Resources, A Delaware Limited Partnership

Dear Ms. Cvrkel:

We are in receipt of your letter dated June 3, 2008 to Mr. Thomas M. Ringo regarding the Form 10-K for the year ended December 31, 2007 of Pope Resources, A Delaware Limited Partnership (the "Partnership").

Set forth below are your comments (numbered to correspond to your June 3, 2008 comment letter) followed by our response on behalf of the Partnership.

Comment 1: We note from your response to our prior comment 11 that you shifted to a "Monte Carlo Simulation" analysis in 2006 for the purposes of assessing the environmental liability and you disclosed this change in your Form 10-K for the year ended December 31, 2006. However the disclosure of this change in methodology does not appear to have been made in the notes to the financial statements in the Form 10-K for the year ended December 31, 2006. Also, we do not believe that you have adequately disclosed the effects on income from continuing operations, net income and per share amounts that result from your change to the Monte Carlo Simulation from the previous method of estimating your environmental liability. Please note that because it appears you have changed your methodology for assessing the environmental liability, not only in 2006 and 2007, but in future periods, we do believe this is a change in estimate that affects several future periods. As previously requested, in future filings, please discuss this change in terms of a change in estimate and include the disclosures required by paragraph 22 of SFAS No. 154.

Division of Corporation Finance
Securities and Exchange Commission
June 16, 2008
Page 2


     In the fourth quarter of 2006 sufficient progress was made on the environmental remediation project at Port Gamble to allow us to estimate a liability balance within the estimated range of liabilities. Prior to that date we did not have enough information to determine a number within the range of liabilities that represented a better estimate than any other amount in the range and, as a result, the low end of this estimated range was accrued. In the fourth quarter of 2006 we used the Monte Carlo simulation to estimate a balance within the range of liabilities that represented our best estimate of the liability. This change was not material to the financial statements but was separately disclosed on our income statement and in the footnotes to our December 31, 2006 financial statements.

     We will add a disclosure to the footnotes to the financial statements in future filings that the implementation of the Monte Carlo Simulation was not material to the December 31, 2006 financial statements. In future filings, to the extent there are material changes to our estimates, we will include the disclosures required by paragraph 22 of SFAS No. 154.

Comment 2. We note from your response to our prior comment 12 that you have revised the Critical Accounting Policies and Estimates section of MD&A in your March 31, 2008 Form 10-Q to include the requested disclosure. Please confirm that in future filings you will also revise your notes to the financial statements to disclose the range of potential loss to which you are exposed. Refer to the disclosure requirements outlined in paragraph 10 of SFAS No. 5.

     We have added the following discussion to page 30 under Critical Accounting Policies and Estimates to our March 31, 2008 10-Q and we will include disclosures in the footnotes to the financial statements in our future filings similar to the following language:

     The Monte Carlo simulation model results indicated a range of potential losses of $276,000 to $6.3 million which represents the range of two standard deviations from the mean of the estimated liability as of December 31, 2007.
***

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (360) 394-0520 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,

/s/Thomas M. Ringo

Thomas M. Ringo
Vice President and Chief Financial Officer